Filed by UMB Financial Corporation

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: UMB Financial Corporation

Commission File No. 001-38481

On October 27, 2026, the following letter was distributed by El Dorado Savings Bank, F.S.B., to its employees.

Today I’m pleased to announce that El Dorado Savings Bank has entered into an agreement to merge with and into UMB Bank, National Association, an organization which shares our commitment to relationship banking, customer service and community involvement. We will come together to become stronger, more capable, and better prepared to serve the people and communities in California and Nevada who count on us.

I am extremely proud of what we have built and accomplished together and this transaction is a testament to that. Combining with UMB represents an exciting next chapter, creating new opportunities for employees, customers, and shareholders. UMB is looking to our team to preserve customer relationships, maintain our local presence, and continue the exceptional culture of customer service that defines us. This transaction will add the scale and capabilities needed to compete long-term in a changing financial world. I will take on the role of Vice Chairman of UMB Bank California and Jennifer Jacobs will take on the role of Regional Delivery Manager in Consumer Banking.

UMB Financial Corporation (Nasdaq: UMBF), the parent corporation of UMB Bank, is a financial services company headquartered in Kansas City, Missouri. Through its subsidiary bank, UMB Bank offers commercial banking, which includes comprehensive deposit, lending, investment and retirement plan services; personal banking, which includes comprehensive deposit, lending, wealth management, and financial planning services; and institutional banking, which includes asset servicing, corporate trust solutions, investment banking, and healthcare services. UMB operates branches throughout Missouri, Arizona, California, Colorado, Iowa, Kansas, Illinois, Minnesota, Nebraska, New Mexico, Oklahoma, Texas, Utah, and Wisconsin. We believe our El Dorado customers will benefit greatly from the enhanced service offerings UMB provides.

This transaction will augment UMB’s West Coast retail presence, adding 31 branches in California and four in Nevada, expanding UMB’s overall network to 227 branches across 15 states.

For employees, I know change leads to questions. That is natural. As CEO, I know that the true strength of our bank lies entirely in the dedicated employees who support our customers each and every day, and until the transaction closes, it is business as usual. Our employees are the reason El Dorado Savings Bank has earned trust from our customers, and that will not change. There are no plans to close branches. Customers will continue working with the team members they know and trust. In this larger organization, our employees will find greater opportunities for career advancement as well as a competitive benefits package, with credit for the time you have served with us. For our customer-facing and branch employees, there will be little to no change to your day-to-day responsibilities as you become part of a larger team committed to serving our customers. However, there will be job reductions within our support functions, which will take place between closing and following the systems conversion planned for Q2 2027. It is our goal to communicate promptly and openly with you as to the status of your position going forward. For those who are impacted by the merger, severance will be offered. You will also you will have the opportunity to apply for open positions with UMB after closing. Please refer to the Employee FAQs for important additional information.

We believe we will become part of a better organization capable of expanding, investing, and succeeding. Through this merger, employees should benefit from new capabilities that translate into expanded client service and expanded career opportunities in a larger, growing organization.

For our customers, the promise is straightforward: the relationships you value remain in place, and the capabilities behind those relationships become stronger. Customers will gain access to more products, more capacity, and enhanced services. Over time, customers will see new and expanding lending capabilities, deposit products, and wealth and treasury management offerings.

Over the coming months, planning will begin in earnest for a successful integration while we all continue to deliver for our customers and communities. There will be a lot of communication throughout the process, from leaders, managers, and various integration teams, and there will be regular updates as plans develop and decisions are made.

As you digest this news, you and our customers will no doubt have questions and we will do our best to provide you with helpful, timely information. If you have questions that remain unanswered, please feel free to reach out to the executive team at any time. Please understand that we will be working through many specific issues and may not have answers to all of your questions right away.

Thank you for your trust, your dedication, and your belief in what community banking can be. I am proud of where we have been, grateful to the people who brought us here, and confident in the next chapter we are writing together.

Additional Information About the Transaction and Where to Find It

In connection with the business combination transaction involving UMB Financial Corporation (“UMB”) and El Dorado Savings Bank, F.S.B. (“El Dorado”) (the “Transaction”), UMB intends to file a registration statement on Form S-4 with the SEC. The registration statement will include a prospectus of UMB. The definitive prospectus will be sent to the shareholders of El Dorado. In addition, shareholders of El Dorado will receive an information statement / proxy and other relevant materials in connection with the proposed transaction in accordance with applicable law. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 WHEN THEY BECOME AVAILABLE, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT ON FORM S-4, AS WELL AS ANY OTHER DOCUMENTATION RECEIVED IN CONNECTION WITH THE TRANSACTION, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING UMB, El DORADO, THE TRANSACTION AND RELATED MATTERS. Shareholders will be able to obtain a free copy of the definitive prospectus, as well as other filings containing information about UMB and El Dorado, without charge, at the SEC’s website (http://www.sec.gov). Copies of the prospectus and the filings with the SEC that will be incorporated by reference in the prospectus can also be obtained, without charge, by directing a request to UMB Financial Corporation, Attention: Corporate Secretary, 1010 Grand Boulevard, Kansas City, Missouri 64106 or to El Dorado Savings Bank, F.S.B., Attention: Corporate Secretary, 4040 El Dorado Road, Placerville, California 95667.

Before making any voting or investment decision, investors and security holders are urged to read carefully the entire registration statement and other related information when they become available, including any amendments thereto, because they will contain important information about the proposed Transaction. Free copies of these documents may be obtained as described above.

UMB, El Dorado and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of El Dorado in connection with the Transaction. Information regarding the directors and executive officers of each of UMB and El Dorado will be set forth in the registration statement on Form S-4 and the prospectus, as well as other related documents, to be filed or provided by UMB and/or El Dorado.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.